Third Quarter Report

FOR THE PERIOD ENDING FEBRUARY 29, 2008

medicure

A HEART FOR LIFE

Message to Shareholders, April 2008

Medicure’s third quarter of fiscal 2008 was regrettably highlighted by the announcement that the Phase 3 MEND-CABG II study did not achieve its primary endpoint. The results came as a disappointment to our Clinical Investigators and the Company and its shareholders.

Subsequent to the MEND-CABG II results announcement, we have been working diligently to re-focus the Company on its other clinical and commercial assets. In light of the study results, we clearly had to reposition the Company for the future. The Company is focused on four initiatives going forward which include the following:

i.	Medicure remains committed to its commercial endeavors with AGGRASTAT®.
ii.	Medicure is exploring MC-1 applications in chronic cardiovascular and metabolic conditions.
iii.

Medicure has eliminated approximately 50 employees and full-time consultants, reducing our headcount to approximately 38 full-time employees and consultants. We anticipate that further reductions may occur over the next several months and will continue to focus on reducing operating expenses.

iv.	Medicure will seek to raise additional capital through equity or debt financings, collaborative or other arrangements with third parties or through other sources of financing.

The highlights for the third quarter of fiscal 2008 are noted below, with further details in the Management’s Discussion & Analysis for the period ended February 29, 2008.

Clinical Update
On February 22, 2008, Medicure announced that an analysis of the data from its pivotal phase 3 MEND-CABG II clinical trial showed that it did not meet the primary endpoint. The trial was designed to evaluate the effect of Medicure’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication at this time.

Although Medicure has decided not to continue pursuing MC-1’s acute clinical development at this time, the Company remains optimistic in the potential clinical utility of MC-1 in the treatment of chronic cardiovascular and metabolic disease. The Company is currently exploring several alternative development plans for MC-1’s clinical application in dyslipidemia, type II diabetes, and hypertension.

Corporate Update
Subsequent to the end of the fiscal third quarter Medicure announced a restructuring plan that will see the organization eliminate approximately 50 employees and full-time consultants by early April. The Company anticipates that further reductions may occur over the next several months.

These changes follow the Company’s announcement that it does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication at this time. This decision was based on an analysis of the data from its pivotal phase 3 MEND-CABG II clinical trial that showed that it did not meet the primary endpoint.

AGGRASTAT® Update
During the third quarter of fiscal 2008, sales of AGGRASTAT® improved over the previous quarterly results by $379,000 but were lower as compared to the same period in fiscal 2007. We were very pleased with the data recently presented on AGGRASTAT® at the Late Breaking Sessions of the American College of Cardiology 57th Annual Scientific Session. While revenues were lower than the previous fiscal year, we are encouraged to see growth over the previous fiscal quarter.

Following the fiscal quarter, Medicure’s Vice President, Marketing, Brian Best resigned from his current position due to personal reasons but will continue with the Company in an advisory role going forward. Brian will advise the commercial operations along with Bonnie Zell, former VP of Sales with Millennium Pharmaceuticals, Inc. Brian and Bonnie’s leadership has been instrumental in building a highly skilled sales force at Medicure.

I would like to thank our committed shareholders and employees for the support during this difficult time. Although we have suffered a significant clinical setback, we remain confident in the value of our assets and will work diligently to unlock this value and re-establish shareholder value.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

April 3, 2008

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For the Nine Month Period Ended February 29, 2008

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2007 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31. The Company’s independent auditors, KPMG LLP Chartered Accountants, have not reviewed the unaudited interim consolidated financial statements.

Overview
Medicure Inc. is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Status
AGGRASTAT®	Acute Coronary Syndrome	Currently marketed
MC-1 Chronic	Diabetes/Hypertension	Phase 2 complete
MC-1 Chronic	Dyslipemia	Phase 2 complete

In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company launched product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization during the second quarter of fiscal 2007. AGGRASTAT® was not being actively promoted at the time of acquisition. AGGRASTAT® is complementary to the Company’s cardiovascular strategy and provides the Company with a presence in the marketplace.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical product, MC-1, and the discovery and development of other drug candidates.

MC-1 is a naturally occurring small molecule that in both preclinical and clinical studies has shown potential for treating various forms of cardiovascular disease.

In February 2008, the Company announced that its pivotal Phase 3 MEND-CABG II clinical trial with MC-1 did not meet the primary endpoint. The key findings from the study were presented at the American College of Cardiology 57th Annual Scientific Session in April 2008. The trial was designed to evaluate the effect of Medicure’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery. Based on the results, the Company does not plan on submitting an application for

MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication (“MC-1 CABG”).

As a result of the disappointing study results, the Company announced a restructuring plan that will see the organization eliminate approximately 50 employees and full-time consultants by early April. The Company anticipates that further reductions may occur over the next several months.

The Company is continuing to develop MC-1 in certain chronic cardiovascular and metabolic conditions, including for the treatment of hypertension, type II diabetes and dyslipidemia (“MC-1 Chronic”) as a monotherapy and/or a fixed dose combination. The Company had previously been developing MC-1 Chronic solely in fixed dose combinations for these chronic indications. This included MC-4232 (combination of MC-1 Chronic and lisinopril) and MC-4262 (combination of MC-1 Chronic and an Angiotensin Receptor Blocker).

In parallel to the development of MC-1 Chronic, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes and stock-based compensation.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2007, except as disclosed in note 4. These statements should be read in conjunction with the May 31, 2007 audited financial statements.

The current period’s financial statements include the operations of the Company for the three month and nine month periods ended February 29, 2008. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended February 29, 2008 are not necessarily indicative of the results to be expected for the full year.

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

The Company has experienced a loss of $54,697,495 and negative cash flows from operations of $36,526,616 in the nine month period ended February 29, 2008, and the Company has accumulated a deficit of $132,528,447 as at February 29, 2008. In March 2008, the Company announced that it will undergo significant corporate restructuring stemming from the unfavourable results of the Phase 3

MEND-CABG II trial. This restructuring includes the significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements and long-term debt obligations through the first quarter of fiscal 2009 without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and continue to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Changes in Accounting Policies

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income” (“Section 1530”), CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), CICA Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” (“Section 3861”), CICA Handbook Section 3865 “Hedges” (“Section 3865”), and CICA Handbook Section 3251 “Equity” (“Section 3251”). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company’s financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Upon adoption of these new standards, the Company has made the following classifications:

Cash and cash equivalents are classified as “Held for trading”. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

Accounts receivable are classified as “Loans and receivables”. They are measured at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities and long-term debt are classified as “Other financial liabilities”. These items and any related transaction costs are measured at amortized cost using the effective interest rate method.

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company’s financial statements at the time of adoption.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

Upon adoption of these new standards, the Company reallocated an amount for warrants issued in prior fiscal years from common shares based on their fair values under the Black-Scholes model.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company’s financial statements.

Revenue recognition
The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers. As such, the Company’s product revenue recognized may be less or greater than underlying demand for the product.

Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. In determining the amounts of certain of these allowances and accruals, the Company uses estimates. The Company estimates chargebacks, discounts, product returns, and other rebates using the following factors: contract prices and terms with customers, estimated customer and wholesaler inventory levels, and average contractual chargeback rates.

Interest income is recognized as earned.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses
Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

CICA Handbook Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. During the three and nine month periods ended February 29, 2008, the Company wrote-down certain intangible assets related to MC-1 CABG and AGGRASTAT® totaling $13,057,000.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Stock-based compensation
The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three month and nine month periods ended February 29, 2008, the Company recorded stock compensation expense of $257,000 and $512,000 (three and nine month periods ended February 28, 2007 $302,000 and $728,000, respectively).

Recent Accounting Pronouncements Issued But Not Yet Adopted

The following accounting standards were issued recently by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Section 1535, Capital Disclosures (“Section 1535”), requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

Section 3862, Financial Instruments – Disclosure (“Section 3862”) and Section 3863, Financial Statements – Presentation (“Section 3863”) replace Section 3861, Financial Statements – Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. These standards are effective for the Company for interim and annual financial statements beginning on June 1, 2008.

Section 3031, Inventories (“Section 3031”), supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation (“Section 1400”), to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning on June 1, 2008.

In November 2007, the CICA issued Section 3064, Goodwill and Intangible Assets (“Section 3064”). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2009.

Selected Financial Information
The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$ except per share data)	February 29, 2008	November 30, 2007	August 31, 2007	May 31, 2007
Product sales, net	703	324	479	1,724
Other income	235	297	306	448
Net loss	(22,675)	(16,940)	(15,083)	(13,999)
Loss per share	(0.17)	(0.14)	(0.13)	(0.12)
	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006
Product sales, net	2,522	1,419	280	-
Other income	467	287	389	167
Net loss	(8,365)	(6,093)	(3,246)	(2,479)
Loss per share	(0.08)	(0.06)	(0.03)	(0.03)

The increase in the quarterly loss for the three month period ended February 29, 2008 as compared to the three month period ended November 30, 2007 was primarily the result of the write-down of intangible assets related to MC-1 CABG and AGGRASTAT®. The Company’s increasing quarterly losses in the previous four fiscal quarters and compared to the three month period ended February 28, 2007 relates primarily to the initiation and enrollment of the Phase 3 MEND-CABG II clinical trial in the second quarter of fiscal 2007.

Results of Operations

Revenue
The change in revenue for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Product sales, net	703	2,522	(1,819)	1,506	4,221	(2,715)

Net product sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, returns and discounts. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Net product sales are lower for the three month period ended February 29, 2008 as compared to the same period in fiscal 2007 for several reasons including the reconfiguring of the Company’s commercial operations during the first quarter of fiscal 2008 and the decline in demand from hospitals. While the Company’s focus has been on stabilizing revenues, it was recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and has since transitioned to an internally managed and more cost effective operation. This transition will require additional time to fully implement and establish customer relationships in order to stabilize and eventually increase product revenues.

Cost of goods sold
The change in cost of goods sold for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Cost of goods sold	34	177	(143)	120	240	(120)

Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. Royalties were payable to Merck & Co., Inc., based on net sales of AGGRASTAT®. The calculation of royalties due was based on a sliding scale dependant on reaching certain net sales milestones. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non-US commercial rights to AGGRASTAT®.

The decrease in cost of goods sold for the three month period ended February 29, 2008 compared to the same period in fiscal 2007 is due to lower product sales in the quarter.

Selling, general and administrative
Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The change in selling, general and administrative expenditures for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)
Selling, general and administrative expenditures – AGGRASTAT®	1,246	2,180	(934)	5,641	4,245	1,396
Selling, general and administrative expenditures - Other	1,378	1,245	133	4,079	2,998	1,081
Total selling, general and administrative expenditures	2,624	3,425	(801)	9,720	7,243	2,477

Selling, general and administrative expenditures decreased during the three month period ended February 29, 2008 as compared to the same period in fiscal 2007 due to costs associated with the Company’s AGGRASTAT® operations. The Company utilized a contracted sales force in the prior fiscal year, but changed to an internal sales force in the first quarter of fiscal 2008. This change has resulted in lower costs incurred in the current fiscal quarter related to AGGRASTAT® operations. Other selling, general and administrative expenditures in the current fiscal quarter are consistent with the same period in fiscal 2007.

Research and Development
Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.

The changes in research and development expenditures for the three month and nine month periods ended February 29, 2008 and February 28, 2007 are reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Clinical trial programs	5,278	5,772	(494)	26,678	11,200	15,478
Pre-clinical programs	815	638	177	1,707	1,632	75
Other research and development costs	158	108	50	335	287	48
Total research and development expenditures	6,251	6,518	(267)	28,720	13,119	15,601

Research and development expenditures decreased by $267,000 to $6,251,000 in the third quarter of fiscal 2008 as compared to $6,518,000 in the same period of fiscal 2007. Research and development expenditures were slightly lower as compared to the same period in fiscal 2007 due to the completion of the Phase 3 MEND-CABG II study in the third quarter of fiscal 2008.

Clinical Trial Programs

As clinical products move towards commercialization, the investment in clinical development increases significantly. The investment associated with phase 3 clinical trials is generally substantially greater than that for phase 2 trials. This results from the increased numbers of clinical sites and patients that are required for phase 3 trials. The investment in the clinical products is expensed for accounting purposes and is the key driver of the Company’s losses, which are a direct result of advancing programs forward.

MC-1 CABG Program
During the second quarter we continued our clinical development of MC-1 for the treatment of Coronary Artery Bypass Graft (CABG) patients. Significant clinical results for the program are as follows:

The MEND-CABG Study: The study was a Phase 2 placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Company reported top-line results up to post-operative day (POD) 30 in December 2005. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The MEND-CABG II Study: The Company initiated a single confirmatory Phase 3 study in patients undergoing CABG procedures in the second quarter of fiscal 2007. The Company completed enrollment of the 3,000 patients in September 2007 for the MEND-CABG II trial. Over 130 cardiac centres throughout North America and Europe participated in the study, which is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute. In February 2008, the Company announced that the study did not meet the primary endpoint. The key findings from the study were presented at the American College of Cardiology 57th Annual Scientific Session in April 2008. Based on the results, the

Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication.

Cost incurred during the current quarter related to regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs.

For the three month and nine month periods ended February 29, 2008, total expenditures for the MEND-CABG program were $5,256,000 and $26,609,000 respectively, as compared to $5,746,000 and $11,088,000 for the same periods in fiscal 2007.

MC-1 Chronic Program (formerly MC-4232 Program)
The Company is continuing to develop MC-1 in certain chronic cardiovascular and metabolic conditions, including as a monotherapy and/or fixed dose combination for the treatment of hypertension, type II diabetes and dyslipidemia.

The MATCHED Study: The Phase 2 study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-1 on important primary and secondary blood pressure and metabolic endpoints.

Cost incurred during the current quarter related to data analysis and planning for future clinical development. For the three month and nine month periods ended February 29, 2008, total expenditures for the MC-1 Chronic program were $11,000 and $25,000 respectively, as compared to $13,000 and $97,000 for the same periods in fiscal 2007.

Based on the positive results, the Company plans to advance the clinical development program of MC-1 Chronic.

Preclinical Programs

The objective of the Company’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to pre-clinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further pre-clinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The Company has announced positive results from preclinical studies involving MC-45308. The studies examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments.

Research and development expenditures are expected to decline significantly for the remainder of the fiscal 2008 as a result of the reporting of the Phase 3 MEND-CABG II study in February 2008. The Company has incurred the majority of costs associated with the study.

Write-off of Intangible Assets
The change in write-off of intangible assets for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Write-off of intangible assets	13,057	–	13,057	13,057	–	13,057

During the three and nine month periods ending February 29, 2008, the Company determined that conditions had arisen which triggered the need to review certain of the Company’s long lived assets for impairment. In particular, during the quarter ending February 29, 2008, the Company announced that the results from the Phase 3 MEND-CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company has decided to discontinue at this time the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® product market share has triggered the need to review the Company’s intangible assets for impairment under CICA Handbook Section 3063 (“Section 3063”).

Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company has determined that the carrying value of patents, trademark, technology license, and customer list exceed their fair value based on discounted future cash flows and market prices for similar assets. Accordingly, the Company recorded a write-down of $13,057,000 in the quarter.

Amortization
The change in amortization for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Amortization	802	773	29	2,407	1,493	914

Amortization is consistent for the three month periods ending February 29, 2008 and February 28, 2007. The majority of amortization expense in both periods relates the amortization of AGGRASTAT® intangibles.

Interest and Other Income
The change in interest and other income for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Interest and other income	235	467	(232)	838	1,143	(305)

The decrease in interest and other income in the third quarter of fiscal 2008 is the result of lower cash and cash equivalents balance and lower interest rates as compared to the same period of the prior fiscal year.

Investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Interest Expense
The change in interest expense for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Interest expense	1,096	614	482	2,759	1,359	1,400

The increase in interest expense in the three month period ended February 29, 2008 as compared to the same period in fiscal 2007 is primarily due to interest on the US$25 million in long-term debt that the Company secured in the second quarter of fiscal 2008.

Foreign Exchange Gain/Loss
The change in foreign exchange gain/loss for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Foreign exchange gain	253	152	101	166	387	(221)

The foreign exchange gain in the third quarter of fiscal 2008 is due to a decrease in the strength of the U.S. dollar relative to the Canadian dollar in the period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars to finance the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG II study, AGGRASTAT® expenses incurred in the U.S. and U.S. denominated long-term debt. As at February 29, 2008, the Company has approximately US$22.7 million in U.S. denominated cash and cash equivalents.

Loss for the Period
The consolidated net loss for the three month and nine month periods ended February 29, 2008 and February 28, 2007 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$, except per share data)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Loss for the period	22,675	8,365	14,310	54,697	17,704	36,993

Loss per share	0.17	0.08	0.09	0.44	0.18	0.26

As discussed above, the consolidated net loss resulted mainly from costs of the Company’s clinical development programs, primarily being the Phase 3 MEND-CABG II study, and the write-down of MC-1 CABG and AGGRASTAT® intangible assets resulting from the unfavourable results of the MEND-CABG II study resulting in changes to the Company’s commercial plans and the continued decline in AGGRASTAT® product revenues.

Liquidity and Capital Resources
Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the exercise of warrants and stock options, and interest on excess funds held.

Cash used in operating activities for the nine months ended February 29, 2008 was $36,527,000, compared to $13,892,000 for the same period in fiscal 2007. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items.

Cash provided by financing activities for the nine months ended February 29, 2008 was $22,686,000, compared to cash provided of $44,970,000 for the same period in fiscal 2007. The large cash inflow during the current period resulted from two financings in September 2007. First, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a return based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. Second, the Company closed a private placement with investors raising gross proceeds of US$16 Million. Under the terms of the securities purchase agreements, the Company issued approximately 13.9 million common shares together with warrants to purchase approximately 4.37 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five year term and have an exercise price of US$1.50 each. These inflows were offset by $11,812,000 that was placed under restriction during the period as collateral for the Merrill Lynch Business Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility

Cash used in investing activities for the nine months ended February 29, 2008 was $496,000, compared to $22,576,000 for the same period in fiscal 2007. The large decrease in cash used in investing activities in fiscal 2008 compared to fiscal 2007 is due to the Company’s acquisition of AGGRASTAT® in the first quarter of fiscal 2007.

At February 29, 2008 the Company had cash and cash equivalents totaling $29,245,000, which includes $11,812,000 of restricted cash, as compared to $31,770,000 as of May 31, 2007. During the three month period ended February 29, 2008, the Company announced unfavourable results from the Phase 3 MEND-CABG II trial, which has significantly impacted the Company’s future development plans of MC-1 CABG. See the Outlook section below for further discussion of the Company’s future plans.

The total number of common shares issued and outstanding at February 29, 2008 was 130,307,552 as compared to 116,314,509 at May 31, 2007.

As at April 3, 2008, the Company had 130,307,552 common shares outstanding and has granted 4,614,383 and 16,065,381 options and warrants, respectively, to purchase common shares.

Commitments
As at February 29, 2008 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations Payment Due By Fiscal Period
(in thousands of CDN$)	Total	2008	2009-2010	2011-2012	Thereafter

Long-term debt	36,423	-	11,813	818	23,792
Clinical Research Organization Agreement Commitments	847	847	-	-	-
Purchase Agreement Commitments	2,312	579	1,733	-	-
Total	39,582	1,426	13,546	818	23,792

As disclosed above, in September 2007 the Company entered into a debt financing agreement for a US$25 million upfront cash payment. Principal repayment obligations (excluding interest payments) over the term of this debt and the Merrill Lynch Business Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility secured in August 2006 are reflected in the table above.

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at February 29, 2008, the Company is committed to fund up to a further $847,000 related to clinical research agreements with CROs. The CRO agreements are cancellable upon termination notice.

In addition, as at February 29, 2008, the Company has committed to fund up to a maximum of $26,507,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at February 29, 2008, the Company has provided a research advance of $200,000 (May 31, 2007 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

Guarantees
The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Debt Payment Rates
In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017.

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

Royalties
The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

Royalties were payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007. The calculation of royalties due was based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non-US commercial rights to AGGRASTAT®.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements other than as discussed above.

Financial Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company does not believe that its results of operations or cash flows would be materially affected by sudden change in market interest rates. The Company has entered into no futures or forward contracts as at February 29, 2008.

Related Party Transactions
During the three month and nine month periods ended February 29, 2008 the Company paid companies controlled by a director, a total of $84,000 and $250,000 (three month and nine month periods ended February 28, 2007 – $140,000 and $277,000), respectively, for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs throughout fiscal 2008. Research and development expenses are expected to be significantly lower in the fourth quarter of fiscal 2008 as compared to the third quarter of fiscal 2008, as the MEND-CABG II study nears completion.

It continues to be the Company’s plan to explore partnership opportunities for the clinical development and commercialization of MC-1 Chronic. Such a partnership would provide funding for clinical development and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into the first quarter of fiscal 2009. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s AGGRASTAT® operations, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Depending upon the results of the Company’s AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

The Company’s strategic focus in the remainder of fiscal 2008 will be to continue sales and marketing efforts of AGGRASTAT®, and evaluate development opportunities for MC-1 in chronic cardiovascular indications. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding.

The Company has experienced a loss of $54,697,495 and negative cash flows from operations of $36,526,616 in the nine month period ended February 29, 2008, and the Company has accumulated a deficit of $132,528,447 as at February 29, 2008. In March 2008, the Company announced that it will undergo significant corporate restructuring stemming from the unfavourable results of the Phase 3 MEND-CABG II trial. This restructuring includes the significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements and long-term debt obligations through the first quarter of fiscal 2009 without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and continue to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all or that it will increase product revenue.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing the Company’s financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The Company’s financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information that is required to be disclosed in prescribed filings and reports that are filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) as appropriate to allow timely decisions regarding required disclosure.

The CEO and CFO have designed the Company’s disclosure controls and procedures as of February 29, 2008 to provide reasonable assurance that material information relating to the Company was reported as required.

Internal Controls over Financial Reporting
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

There were no changes to the Company’s internal controls over financial reporting during the nine month period ended February 29, 2008, which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Information
Additional information regarding the Company, including the Company’s Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty
With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. For example, the MEND-CABG II study announced in February 2008 showed that MC-1 CABG did not meet the primary endpoint of the study. There can be no assurance that the Company will be successful in obtaining necessary market approvals for our products, including MC-1 Chronic. There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be our ability to achieve market penetration of AGGRASTAT®. At the present time we are unable to estimate the level of revenues that we will realize from sales of AGGRASTAT® or from the other products that we may successfully develop and commercialize. We are therefore unable to estimate when we will achieve profitability, if at all.

The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all (See Note 1 to the Company’s Consolidated Financial Statements). These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation. The Company’s financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

In March 2008, the Company announced that it will undergo significant corporate restructuring stemming from the unfavourable results of the Phase 3 MEND-CABG II trial. This restructuring includes the significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to the fund the Company’s currently planned operating expenses, capital requirements, working capital requirements and long-term debt obligations through the first quarter of fiscal 2009 without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and continue to increase operating revenue and reduce operating expenses. There is no certainty that that the Company will be able to obtain any sources of financing on acceptable terms, or at all or that it will increase product revenue.

The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements and information which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. We have made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature of the market for MC-1 in the treatment of chronic cardiovascular and metabolic indications, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the commercialization of AGGRASTAT® and development of MC-1 and our ability to continue as a going concern, the competitive landscape in the markets which we compete, pricing and/or Medicare/Medicaid positioning for AGGRASTAT®, the compliance with all long-term debt covenants and obligations, the expense and outcome of certain legal and regulatory proceedings and expense thereto, fluctuations in operating results, and other risks as detailed from time to time in our filings with the SEC and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing, contractual disagreements with third parties, the unpredictability of protection provided by our patents, unanticipated interruptions in our manufacturing operations, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, the regulatory environment and decisions by regulatory bodies impacting our products and the feasibility of additional clinical trials. Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-

looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law.

Specifically, this “Management’s Discussion and Analysis of Financial Condition and Operations” and the documents incorporated by reference herein contain forward-looking statements regarding:

  Our intention to build a commercial operation and increase AGGRASTAT® product revenue;

  Our intention to raise capital through equity or debt financings, collaborative or other arrangements with third parties or through other sources of financing;

  Our ongoing corporate restructuring plan as outlined in Note 2;

  Our intention to focus on the discovery and development of pharmaceuticals;

  Our intention to license the sale and distribution of any products we may commercialize to larger, international pharmaceutical companies;

  Our plan to move forward with a clinical development program for MC-1;

  Our intention to build a pipeline of pre-clinical products over the next several years, including our drug product candidates currently at the discovery and preclinical stages of development;

  Our evaluation of other cardiovascular and cerebrovascular drug candidates for potential license with the objective of further broadening our product and patent portfolio; and

  Our licensing and research collaboration discussions, from time to time, with larger pharmaceutical firms and other biotechnology firms relating to the potential development and commercialization of our product candidates.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2007, which can be obtained on SEDAR (www.sedar.com).

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	February 29,	May 31,
	2008	2007

Assets

Current assets:
Cash and cash equivalents	$17,433,400	$31,770,320
Restricted cash (note 5)	11,812,000	–
Accounts receivable	401,523	2,048,260
Inventories	131,706	640,004
Research advance	200,000	200,000
Prepaid expenses	1,181,609	1,168,603
	31,160,238	35,827,187

Property and equipment	152,512	196,521
Intangible assets (note 6)	8,488,376	23,412,131
Deferred debt issue expenses (note 4)	–	349,963
	$39,801,126	$59,785,802

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$9,913,941	$8,536,869
Current portion of long-term debt (note 8)	1,968,800	6,160,896
	11,882,741	14,697,765

Long-term debt (note 8)	31,825,949	10,781,568

Shareholders’ (deficiency) equity:
Capital stock (note 7)	116,009,765	109,102,397
Warrants (notes 7 and 8)	9,094,635	–
Contributed surplus	3,516,483	3,035,024
Deficit	(132,528,447)	(77,830,952)
	(3,907,564)	34,306,469

Basis of presentation – going concern (note 1)
Commitments, contingencies and guarantees (note 9)

	$39,801,126	$59,785,802

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

Revenue:
Product sales, net	$702,870	$2,522,356	$1,505,987	$4,221,152

Expenses:
Cost of goods sold, excluding amortization	34,006	176,564	119,619	240,359
Selling, general and administrative	2,624,265	3,424,835	9,720,108	7,243,217
Research and development (note 9)	6,251,461	6,517,502	28,719,662	13,119,389
Write-off of inventory	–	–	425,904	–
Write-off of intangible assets (note 6)	13,056,697	–	13,056,697	–
Amortization	802,443	773,448	2,406,871	1,492,868
	22,768,872	10,892,349	54,448,861	22,095,833

Loss before the under noted	(22,066,002)	(8,369,993)	(52,942,874)	(17,874,681)

Other expenses (income):
Interest and other income	(235,060)	(466,769)	(838,345)	(1,143,141)
Interest expense	1,096,472	613,776	2,759,182	1,359,023
Foreign exchange (gain), net	(252,812)	(151,696)	(166,216)	(386,747)
	608,600	(4,689)	1,754,621	(170,865)

Loss for the period	(22,674,602)	(8,365,304)	(54,697,495)	(17,703,816)

Other comprehensive income	–	–	–	–

Comprehensive loss for the period	$(22,674,602)	$(8,365,304)	$(54,697,495)	$(17,703,816)

Basic and diluted loss per share	$(0.17)	$(0.08)	$(0.44)	$(0.18)

Weighted average number of common shares used in
computing basic and diluted loss per share	130,307,552	111,044,588	123,933,842	101,035,321

MEDICURE INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)
(Unaudited)

For the nine months ended

	February 29,	February 28,
	2008	2007

Capital Stock
Balance, beginning of period	$109,102,397	$81,226,634
Value assigned to warrants issued previously (note 4)	(6,425,336)	–
Exercise of options for cash	90,241	286,713
Private placement on October 5, 2007, net of
issue costs of $709,587	13,242,463	–
Private placements on December 22 and December
28, 2006, net of issue costs of $2,311,958	–	27,582,405
Additional share issue costs related to
May 9, 2006 private placement	–	(61,219)
Balance, end of period	116,009,765	109,034,533

Warrants
Balance, beginning of period	–	–
Value assigned to warrants issued previously (note 4)	6,425,336	–
Warrants granted with long-term debt (note 8)	809,344	–
Private placement on October 5, 2007, net of
issue costs of $104,795	1,859,955	–
Balance, end of period	9,094,635	–

Contributed Surplus
Balance, beginning of period	3,035,024	2,070,670
Stock-based compensation	511,700	727,502
Options exercised – transferred to capital stock	(30,241)	(44,047)
Balance, end of period	3,516,483	2,754,125

Deficit
Balance, beginning of period	(77,830,952)	(46,127,566)
Net loss for the period	(54,697,495)	(17,703,816)
Balance, end of period	(132,528,447)	(63,831,382)

Total shareholders’ (deficiency) equity	$(3,907,564)	$47,957,276

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

Cash provided by (used in):

Operating activities:
Loss for the period	$(22,674,602)	$(8,365,304)	$(54,697,495)	$(17,703,816)
Adjustments for:
Amortization of property and equipment	19,626	9,563	58,083	27,141
Amortization of intangible assets	782,817	763,885	2,348,788	1,465,727
Amortization of deferred debt issue expenses	80,668	65,622	240,138	145,474
Stock-based compensation	257,168	301,520	511,700	727,502
Write-off of inventory	–	–	425,904	–
Write-off of intangible assets	13,056,697	–	13,056,697	–
Unrealized foreign exchange loss (gain)
on long-term debt	(586,991)	437,184	(1,563,628)	761,947
Change in the following:
Accounts receivable	467,729	(1,288,870)	1,646,737	(2,828,054)
Prepaid expenses	378,251	82,590	(13,006)	(1,019,561)
Inventories	32,772	87,467	82,394	(705,997)
Accounts payable and accrued liabilities	(1,278,086)	2,654,769	1,377,072	5,237,974
	(9,463,951)	(5,251,574)	(36,526,616)	(13,891,663)

Investing activities:
Acquisition of property and equipment	–	(77,230)	(14,074)	(109,408)
Acquisition of intangible assets	(76,148)	(708,880)	(481,730)	(22,466,807)
	(76,148)	(786,110)	(495,804)	(22,576,215)

Financing activities:
Issuance of common shares and warrants, net of
issue costs	34,583	27,654,405	15,162,418	27,763,852
Proceeds from issuance of long-term debt	–	–	25,022,600	17,767,685
Repayments of long-term debt	–	–	(3,959,616)	–
Debt issue expenses	–	–	(1,727,902)	(561,059)
Cash released from (placed under) restriction	188,000	–	(11,812,000)	–
	222,583	27,654,405	22,685,500	44,970,478

(Decrease) Increase in cash and cash equivalents	(9,317,516)	21,616,721	(14,336,920)	8,502,600

Cash and cash equivalents, beginning of period	26,750,916	21,806,312	31,770,320	34,920,433

Cash and cash equivalents, end of period	$17,433,400	$43,423,033	$17,433,400	$43,423,033

Supplementary information:
Interest paid	764,033	548,154	1,842,960	1,213,549
Interest received	481,902	681,072	961,738	1,244,024

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

1.	Basis of presentation – going concern:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2007, except as disclosed in note 4. These statements should be read in conjunction with the May 31, 2007 audited financial statements.

The current period’s financial statements include the operations of the Company for the three month and nine month periods ended February 29, 2008. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended February 29, 2008 are not necessarily indicative of the results to be expected for the full year.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

The Company has experienced a loss of $54,697,495 and negative cash flows from operations of $36,526,616 in the nine month period ended February 29, 2008, and the Company has accumulated a deficit of $132,528,447 as at February 29, 2008. In March 2008, the Company announced that it will undergo significant corporate restructuring stemming from the unfavourable results of the Phase 3 MEND-CABG II trial. This restructuring includes the significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements and long-term debt obligations through the first quarter of fiscal 2009 without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and continue to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

1.	Basis of presentation – going concern (continued):

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Corporate restructuring:

In March 2008, the Company announced a restructuring plan that will see the organization eliminate approximately 50 employees and full-time consultants over the next month. The Company anticipates that further reductions may occur over the next several months.

These changes follow the Company's announcement that it does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication at this time. This decision was based on an analysis of the data from its pivotal Phase 3 MEND-CABG II clinical trial that showed that it did not meet the primary endpoint.

The Company's near term focus will be on its commercial asset AGGRASTAT(R) and the development of MC-1 for chronic cardiovascular and metabolic disease.

3.	Nature of operations:

The Company is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical product, MC-1 Chronic and the discovery and development of other drug candidates.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

4.	Changes in accounting policies:

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income” (“Section 1530”), CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), CICA Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” (“Section 3861”), CICA Handbook Section 3865 “Hedges” (“Section 3865”), and CICA Handbook Section 3251 “Equity” (“Section 3251”). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company’s financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Upon adoption of these new standards, the Company has made the following classifications:

•

Cash and cash equivalents are classified as “Held for trading”. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

	•	Accounts receivable are classified as “Loans and receivables”. They are measured at amortized cost using the effective interest rate method.

	•	Accounts payable and accrued liabilities and long-term debt are classified as “Other financial liabilities”. They are measured at amortized cost using the effective interest rate method.

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company’s financial statements at the time of adoption.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

4.	Changes in accounting policies (continued):

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

Upon adoption of these new standards, the Company reallocated $6,425,336 for warrants issued in prior fiscal years from common shares based on their fair values under the Black-Scholes model.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company’s financial statements.

Recent Accounting Pronouncements Issued But Not Yet Adopted

The following accounting standards were issued recently by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Section 1535, Capital Disclosures (“Section 1535”), requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

Section 3862, Financial Instruments – Disclosure (“Section 3862”) and Section 3863, Financial Statements – Presentation (“Section 3863”) replace Section 3861, Financial Statements – Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. These standards are effective for the Company for interim and annual financial statements beginning on June 1, 2008.

Section 3031, Inventories (“Section 3031”), supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

4.	Changes in accounting policies (continued):

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation (“Section 1400”), to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning on June 1, 2008.

In November 2007, the CICA issued Section 3064, Goodwill and Intangible Assets (“Section 3064”). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2009.

5.	Restricted Cash:

As at February 29, 2008, the Company has $11,812,000 (US$12,000,000) (May 31, 2007 – nil) in restricted cash, which is cash on deposit to secure the Merrill Lynch Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility (note 8). The term loan facility expires on February 1, 2010.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

6.	Intangible Assets:

		Accumulated	Net book
February 29, 2008	Cost	amortization	value

Patents	$11,173,104	$3,829,214	$7,343,890
Trademark	1,534,440	561,627	972,813
Customer list	270,784	99,111	171,673

	$12,978,328	$4,489,952	$8,488,376

		Accumulated	Net book
May 31, 2007	Cost	amortization	value

Patents	$20,244,953	$1,915,341	$18,329,612
Trademark	3,760,874	284,565	3,476,309
Technology license	1,166,619	173,876	992,743
Customer list	663,684	50,217	613,467

	$25,836,130	$2,423,999	$23,412,131

As disclosed in notes 1 and 2, during the quarter ending February 29, 2008, the Company determined that conditions had arisen which triggered the need to review certain of the Company’s long lived assets for impairment. In particular, during the quarter ending February 29, 2008, the Company announced that the results from the Phase 3 MEND-CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company has decided to discontinue at this time the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® product market share has triggered the need to review the Company’s intangible assets for impairment under CICA Handbook Section 3063 (“Section 3063”).

Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company has determined that the carrying value of patents, trademark, technology license, and customer list exceed their fair value based on discounted future cash flows and market prices for similar assets. Accordingly, the Company recorded a write-down of $13,056,697 in the quarter.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

7.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

	(b)	Shares issued and outstanding are as follows:

Number of shares
Common shares:
Balance at May 31, 2007	116,314,509
Private placement for cash on October 5, 2007	13,913,043
Exercise of options for cash	80,000
Balance at February 29, 2008	130,307,552

(c)	Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company’s Stock Option Plan is as follows:

Nine months ended February 29, 2008			Year ended May 31, 2007
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
period	4,235,528	$1.52	3,300,028	$1.41
Granted	1,815,649	0.99	1,355,500	1.65
Exercised	(80,000)	0.75	(345,000)	0.83
Cancelled or expired	(993,350)	1.33	(75,000)	1.37
Balance, end of period	4,977,827	$1.36	4,235,528	$1.52

Options exercisable, end
of period	2,327,528		2,318,028

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

7.	Capital stock (continued):

	February 29,	May 31,
	2008	2007

Weighted average fair value per unit of options
granted during the period at market value on
grant date	$0.61	$1.07
Weighted average fair value per unit of options
granted during the period at above market value
on grant date	–	–

Options outstanding at February 29, 2008 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.75 – 1.95	4,727,827	7.6 years	$ 1.31	2,077,528
1.97 – 2.46	250,000	2.3 years	2.26	250,000

	4,977,827	7.3 years	$ 1.36	2,327,528

The compensation expense related to stock options granted under the Stock Option Plan during the three month and nine month periods ended February 29, 2008 aggregated $257,168 and $511,700, respectively (three and nine months ended February 28, 2007 – $301,520 and $727,502). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	February 29,	November 30,
	2008	2007

Expected option life	6.7 years	6.6 years
Risk-free interest rate	3.99%	4.14%
Dividend yield	–	–
Expected volatility	64.02%	64.97%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

7.	Capital stock (continued):

(d)	Warrants:

		Exercise		Granted		Granted
Issuee	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	February 29,
(Expiry date)	granted	per share	2006	(Cancelled)*	2007	(Cancelled)*	2008

104,110 units
(August 19, 2008)	104,110	1.18	104,110	-	104,110	-	104,110

2,602,750 units
(August 19, 2010)	2,602,750	1.18	2,602,750	-	2,602,750	-	2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	4,000,000	-	4,000,000	-	4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	-	3,984,608	3,984,608	-	3,984,608

1,000,000 units
(December 31, 2016)	1,000,000	US 1.26	-	-	-	1,000,000	1,000,000

4,373,913 units
(October 5, 2012)	4,373,913	US 1.50	-	-	-	4,373,913	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 8(a).

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

8.	Long-term debt:

Long-term debt consists of the following:

Birmingham long-term debt (a)	$22,204,173
Merrill Lynch Business Financial Services Inc. (formerly
Merrill Lynch Capital Canada Inc.) term loan facility (b)	11,590,576
Less: Current portion of long-term debt (b)(iv)	(1,968,800)
$31,825,949

Principal repayments to maturity by fiscal year are as follows:

2008	$–
2009	1,968,800
2010	9,844,000
2011	–
2012	817,734
Thereafter	23,792,266
Less: Deferred debt issue expenses (net of accumulated
amortization of $451,234)	(2,628,051)
$33,794,749

(a)

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments have been reflected in the effective interest rate calculation of the debt.

In connection with the financing agreement, the Company recorded a debt liability of $24,213,256, with the remaining proceeds being allocated in the amount of $809,344 to warrants based on their fair value, as disclosed in note 7(d). The Company also incurred debt issuance costs of $1,727,902, which it has recorded as a discount on the debt. The Company has imputed an effective interest rate of 13.3%.

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31,

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

8.	Long-term debt (continued):

2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could lengthen the period of payments.

Birmingham’s participation rights shall be secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1.

As disclosed in note 7, 1,000,000 warrants were issued with the debt financing agreement. The warrants were valued at $809,344 based on the fair value of the options at the date of grant using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. As of February 29, 2008, the estimated fair value of the termination options is nil.

(b)

In August 2006, the Company obtained a term loan facility totalling US$15,840,000 from Merrill Lynch Business Financial Services Inc. (Merrill) (formerly Merrill Lynch Capital Canada Inc.), Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum.

In conjunction with the Birmingham debt financing transaction described above, the Company agreed to amendments with its existing lenders to certain of the covenants provided for in the credit agreement. The lenders and the Company have agreed:

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

8.	Long-term debt (continued):

(i)

By no later than April 30, 2008, the Company shall receive additional cash for working capital in a total aggregate amount of at least US$35 million, provided that (1) at least US$15 million of such aggregate amount must be received by the Company no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Company no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Company no later than April 30, 2008. The Company believes that it has met this requirement through the Birmingham debt financing transaction described above and the equity financing disclosed in note 7(b).

(ii)	To amend the credit agreement to eliminate the minimum net revenue requirements from sales of AGGRASTAT® and remove the US$10 million minimum liquidity covenant.

(iii)	The Company has deposited US$12 million in a cash collateral account to be held by Merrill, for the benefit of Merrill and the lenders (note 5).

(iv)

The Company will not be required to make any principal repayments on the term loan before the expiration of the term loan on February 1, 2010, except that Merrill, at its option, can require the Company to immediately repay US$2.0 million after September 17, 2008.

The Merrill term loan facility is secured by a subordinate security interest to Birmingham in the intellectual property rights of the Company in AGGRASTAT® and MC-1 and a first security interest in all remaining financial, physical, and intangible assets of the Company and its subsidiaries.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

9.	Commitments, contingencies and guarantees:

	(a)	Commitments

As at February 29, 2008 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period
ending May 31:

2008	$578,742
2009	1,106,466
2010	627,063

$2,312,271

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $2,312,271 over the remaining term of the agreement, which expires in fiscal 2010.

In addition to the contractual obligation disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at February 29, 2008, the Company is committed to fund up to a further $847,000 related to clinical research agreements with CROs. The CRO agreements are cancellable upon termination notice of 30, 60 or 90 days, depending upon the terms of the agreement.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

9.	Commitments, contingencies and guarantees (continued):

In addition, as at February 29, 2008, the Company has committed to fund a further $26,507,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the company and the agreements may be terminated at any time provided 30 days notice is provided.

As disclosed in note 8, in September 2007 the Company entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

As at February 29, 2008, the Company has provided a research advance of $200,000 (May 31, 2007 – $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties

The Company has granted royalties to third parties based on future commercial sales of MC- 1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

Royalties were payable to Merck & Co., Inc., based on net sales of AGGRASTAT® in the United States and its territories beginning in January 2007. The calculation of royalties due was based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5 and 20 percent of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non- US commercial rights to AGGRASTAT®.

The above commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (note 8).

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 29, 2008
(Unaudited)

10.	Related party transactions:

During the three month and nine month periods ended February 29, 2008 the Company paid companies controlled by a director, a total of $83,849 and $250,281, respectively (three and nine month periods ended February 28, 2007 – $139,586 and $277,092), for office rent, supplies and consulting fees. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets are located in Canada and Barbados and its operations are located primarily in Canada, the United States and Barbados. During the nine month period ended February 29, 2008, 100% of product revenues were generated from sales of AGGRASTAT® in the United States, which was to six customers. Customer A accounted for 40%, Customer B accounted for 34%, Customer C accounted for 24%, and the remaining 3 customers accounted for 2%.

Property and equipment and intangible assets are located in the following countries:

	February 29,	May 31,
	2008	2007

Canada	$219,946	$251,543
Barbados	8,316,928	23,233,236
United States	104,014	123,873